CARROT PASS LLC

SECOND AMENDED AND RESTATED OPERATING AGREEMENT

THE MEMBERSHIP UNITS ISSUED PURSUANT TO THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH MEMBERSHIP UNITS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

CARROT PASS LLC

SECOND AMENDED AND RESTATED OPERATING AGREEMENT

THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT, dated as of November __, 2017 (the "*Effective Date*"), is entered into by and among **CARROT PASS LLC**, a Michigan limited liability company (the "*Company*"), and the Members and other Unitholders listed on Schedule I, a copy of which is attached hereto and incorporated herein by reference, as such may be amended from time to time.

WHEREAS, the Company was organized as a limited liability company under the laws of the State of Michigan on or about December 9, 2014;

WHEREAS, the parties previously executed that certain Operating Agreement dated December 9, 2014 (the "*Original Agreement*"); and

WHEREAS, the parties previously amended and restated the Original Agreement in its entirety pursuant to a First Amended and Restated Operating Agreement dated February __, 2015 (the "First Amended and Restated Agreement"), for the purpose of, among other things, admitting certain investors as Class B Members (as hereinafter defined); and

WHEREAS, the parties now desire to amend and restate the First Amended and Restated Agreement in its entirety as of the Effective Date to, among other things, reflect the conversion of certain Class B Units (as hereinafter defined) to Class A Units and to reflect the transfer of certain other Class B Units amongst the Members; and

WHEREAS, the parties wish to set forth their agreement concerning the conduct of the business and affairs of the Company and the relative rights and obligations of the parties in relation thereto, all as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I.
DEFINITIONS

The following definitions shall be applied to the terms used in this Agreement for all purposes, unless otherwise clearly indicated to the contrary.

"*Accredited Investor*" is defined in Rule 501 of Regulation D promulgated pursuant to the Securities Act.

"*Act*" means the Michigan Limited Liability Company Act, as amended from time to time.

"*Additional Member*" means a Person admitted to the Company as a Member pursuant to Section 12.2.

"*Adjusted Capital Account Balance*" shall mean with respect to any Capital Account as of the end of any Taxable Year, such Person's Capital Account balance, as

(A) reduced for any items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6), and

(B) increased for any amount such Person is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or 1.704-2(g)(1) and 1.704-2(i) (relating to minimum gain).

"*Adjusted Capital Account Deficit*" means with respect to any Capital Account as of the end of any Taxable Year, the amount by which the Adjusted Capital Account Balance is less than zero. The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"*Admission Date*" is defined in Section 10.3.

"*Affiliate*" of any Person means any Person that directly or indirectly controls, is controlled by, or is under common control with the Person in question. For purposes of this definition, and for purposes of the definition of "Change of Control", the term "controls", "is controlled by", or "is under common control with" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

"*Aggregate Consideration*" is defined in Section 5.1(B).

"*Agreement*" means this Second Amended and Restated Operating Agreement of the Company, as amended from time to time.

"*Articles*" means the Company's Articles of Organization as filed with the State of Michigan, as amended from time to time.

"*Assignee*" means a Person to whom or which a Company Interest has been transferred in accordance with the terms of Article X, but who or which has not become a Member pursuant to Article X and Article XII.

"*Base Rate*" means, on any date, a variable rate per annum equal to the rate of interest most recently published by The Wall Street Journal as the "prime rate" at large U.S. money center banks.

"*Book Value*" means, with respect to any Company property, the Company's adjusted basis for federal income tax purposes, adjusted from time to time to reflect the adjustments required or permitted by Treasury Regulation Section 1.704-1(b)(2)(iv)(d)-(g).

"*Buyer*" is defined in Section 5.1(C).

"*Capital Account*" means the capital account maintained for a Unitholder pursuant to Section 3.2.

"*Capital Contribution*" means any cash, cash equivalents, promissory obligations or the Fair Market Value of other property which a Unitholder contributes or is deemed to have contributed to the Company pursuant to Section 3.1.

"*Capital Member*" means each Member of the Company other than the Class C Members.

"*Capital Units*" means the Units held by any Member other than a Class C Member.

"*Cause*" means, by the reasonable determination of all Members other than any Member who or which is also a Manager: (A) any action by a Manager involving gross negligence or willful misconduct in the performance of its duties; (B) a Manager's theft, conversion, embezzlement or misappropriation of the Company's funds; (c) a Manager's conviction of a felony involving moral turpitude; or (d) any other material breach of this Agreement by a Manager; provided, however, notwithstanding anything contained herein to the contrary, if any event constituting Cause occurs, the Members shall provide such Manager with written notice of such Cause, and such Manager shall have thirty (30) days after its receipt of such notice in which to cure the Cause; provided further that the Cause shall be deemed to be cured if such Manager commences to cure the Cause within said thirty (30) day period and thereafter pursues such cure to completion.

"*Change of Control*" means a transaction or series of related transactions that results in the Person(s) who or which had control of a Member immediately prior to the consummation of such transaction (or the first in a series of related transactions) no longer having control of such Member immediately after the consummation of such transaction (or the last transaction in a series of related transactions).

"*Class A Majority*" means the vote of the holder or holders of a majority of the Class A Units.

"*Class A Members*" means those Members holding Class A Units, as listed on Schedule I attached hereto, and any Person who or which is issued Class A Units pursuant to and in accordance with the terms and conditions of this Agreement or succeeds to a Class A Member's Company Interest as permitted herein.

"*Class A Unit*" means a Unit representing a fractional part of the Company Interests of all Unitholders and having the rights and obligations specified with respect to Class A Units in this Agreement.

"*Class B Members*" means those Members holding Class B Units, as listed on Schedule I attached hereto, and any Person who or which is issued Class B Units pursuant to and in accordance with the terms and conditions of this Agreement or succeeds to a Class B Member's Company Interest.

"*Class B Unit*" means a Unit representing a fractional part of the Company Interests of all Unitholders and having the rights and obligations specified with respect to Class B Units in this Agreement.

"*Class C Members*" means those Members holding Class C Units, as listed on Schedule I attached hereto, and any Person who or which is issued Class C Units pursuant to and in accordance with the terms and conditions of this Agreement or succeeds to a Class C Member's Company Interest.

"*Class C Unit*" means a Unit representing a fractional part of the Company Interests of all Unitholders and having the rights and obligations specified with respect to Class C Units in this Agreement.

"*Code*" means the United States Internal Revenue Code of 1986, as amended.

"*Company*" is defined in the Recitals.

"*Company Interest*" means the interest of a Unitholder in Profits, Losses and Distributions.

"*Convertible Securities*" means any Capital Units, or other securities, directly or indirectly convertible into or exchangeable for Capital Units.

"*Distribution*" means each distribution made by the Company to a Unitholder, whether in cash, property or securities of the Company; provided, however, that none of the following shall be a Distribution: (A) any redemption or repurchase by the Company of any securities or (B) any recapitalization or exchange of securities of the Company, and any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units.

"*Effective Date*" is defined in the Recitals.

"*Effectiveness Period*" is defined in Section 11.4(F).

"*Eligible Purchasers*" is defined in Section 10.1(B).

"*Employee Securities*" means Class C Units or other securities issuable or issued to employees, directors or consultants of the Company pursuant to a Unit option, restricted Unit, Unit purchase, warrant or other equity incentive plan or arrangement approved by the Managers.

"*Equity Securities*" means (A) Units or other equity interests in the Company (including other classes or groups thereof having such relative rights, powers and duties as may from time to time be established by the Managers pursuant to Section 12.2 hereof, including rights, powers and/or duties senior or junior to existing classes and groups of Units and other equity interests in the Company), (B) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into Units or other equity interests in the Company, and (C) warrants, options or other rights to purchase or otherwise acquire Units or other equity interests in the Company.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"*Fair Market Value*" means, with respect to any asset or equity interest its fair market value determined according to Article XV.

"*Family Group*" is defined in Section 10.1(C).

"*First Offer Pro Rata Share*" is defined in Section 10.1(B)(v).

"*Fiscal Period*" means any interim accounting period within a Taxable Year established by the Managers and which is permitted or required by Code Section 706.

"*Fiscal Year*" means the Company's annual accounting period established pursuant to Section 8.2.

"*Governmental Entity*" means the United States of America or any other nation, any state or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

"*Grace Period*" is defined in Section 11.2(N).

"*Indemnified Person*" is defined in Section 7.4(A).

"*IRS*" means the Internal Revenue Service and any successor agency.

"*IRS Notice*" is defined in Section 3.6(A).

"*Issuance*" is defined in Section 10.4(A).

"*Liquidity Event*" means (A) any sale of all or substantially all of the assets of the Company on a consolidated basis in one transaction or series of related transactions, (B) any sale of Units in one transaction or series of related transactions (but excluding any sales to Affiliates) in which the Unitholders immediately prior to such transaction or transactions hold fifty percent (50%) or less of the outstanding Units of the Company (or of the equity securities of the Company's successor or acquiror or of the parent thereof) immediately after such transaction or transactions, (C) any sale of Units in one transaction or series of related transactions (but excluding any sales to Affiliates) in which the Unitholders immediately prior to such transaction or transactions cease to have the right to elect the Managers (or at least fifty percent (50%) of the governing body of the Company's successor or acquiror or the parent thereof) immediately after such transaction or transactions, or (D) a merger, sale or other transaction or series of transactions that results in any one of the foregoing.

"*Losses*" means items of Company loss and deduction determined according to Section 3.2.

"*Majority*" means the vote of the holder or holders of a majority of the Class A Units and Class B Units.

"*Manager*" means a manager of the Company as elected and having the authority set forth herein. Notwithstanding anything contained herein to the contrary, in addition to and not in lieu of those rights contained herein, a Manager shall have all rights and authority of a "manager" under and pursuant to the Act.

"*Member*" means each of the members named on Schedule I attached hereto (including any Person admitted to the Company as a Substituted Member or Additional Member who or which has been added to Schedule I); but only so long as such Person is shown on the Company's books and records as the owner of one or more Units.

"*Minimum Gain*" means the partnership minimum gain determined pursuant to Treasury Regulation Section 1.704-2(d).

"*Percentage Interest*" as to a Capital Member means a fraction (expressed as a percentage rounded to the third decimal point), the numerator of which is the Capital Units owned by such Capital Member at the time of determination and the denominator of which is the Capital Units owned by all Capital Members at the time of determination.

"*Permitted Transfers*" is defined in Section 10.1(C).

"*Person*" means an individual or a corporation, partnership, limited liability company, trust, unincorporated organization, association or other entity.

"*Piggyback Registration*" is defined in Section 11.1(A).

"*Preemptive Securities*" is defined in Section 10.4(A).

"*Profits*" means items of Company income and gain determined according to Section 3.2.

"*Profits Interest Plan*" means any profits interest award plan of the Company, as amended, modified, supplemented or replaced from time to time.

"*Profits Interest Agreement*" means any profits interest agreement pursuant to which Class C Units are issued to a participant under the Profits Interest Plan, as such agreement may be amended, modified, supplemented or replaced from time to time.

"*Profits Percentage Interest*" means, as of any time (A) with respect to each Class C Member, a fraction (expressed as a percentage rounded to the third decimal point), the numerator of which is the number of Class C Units held by such Class C Member and the denominator of which is the aggregate number of Class C Units authorized for issuance pursuant to this Agreement and/or any Profits Interest Plan; and (B) with respect to each Capital Member, a percentage (rounded to the third decimal point) equal to the product of (i) one hundred (100) minus a number equal to the aggregate Profits Percentage Interest held by all Class C Members (as calculated pursuant to clause (a) of this definition) as of such time; and (ii) such Capital Member's Percentage Interest as of such time.

"*Proposed Treasury Regulation*" is defined in Section 3.6(E).

"*Registrable Units*" shall mean at any time the Class B Units; provided, however, that Registrable Units shall not include any Class B Units which have been registered and sold pursuant to an effective registration statement under the Securities Act or which have been sold to the public pursuant to Rule 144 under the Securities Act or any successor rule thereto.

"*Registration Expenses*" is defined in Section 11.4(A).

"*Regulatory Allocations*" is defined in Section 4.5.

"*Related Person*" means any officer or Manager or Member holding more than five percent (5%) of the Units, any immediate family member of any of the foregoing and any entity controlled by any of the foregoing.

"*Right*" is defined in Section 10.4(A).

"*Rule 501*" is defined in Section 5.1(C).

"*Safe Harbor*" is defined in Section 3.6(E).

"*SEC*" means the Securities and Exchange Commission, and any successor agency.

"*Securities Act*" means the Securities Act of 1933, as amended.

"*Subscription Agreement*" means the subscription agreement executed by a Class B Member subscribing for Class B Units and accepted by the Company.

"*Substituted Member*" means a Person that is admitted to the Company as a Member pursuant to Section 12.1.

"*Tax Matters Partner*" has the meaning given to such term in Section 6231 of the Code.

"*Taxable Year*" means the Company's accounting period for federal income tax purposes determined pursuant to Section 9.2.

"*Transfer*" is defined in Section 10.1(A).

"*Transfer Notice*" is defined in Section 10.1(B).

"*Transferring Unitholder*" is defined in Section 10.1(B).

"*Treasury Regulations*" means the income tax regulations promulgated under the Code and effective as of the date hereof.

"*Unit*" means a Company Interest of a Member or an Assignee in the Company representing a fractional part of the Company Interests of all Members and Assignees and shall include the Class A Units, Class B Units and Class C Units; provided that any class or group of Units issued shall have relative rights, powers and duties set forth in this Agreement and the Company Interests represented by such class or group of Units shall be determined in accordance with such relative rights, powers and duties.

"*Unitholder*" means any owner of one or more Units as reflected on the Company's books and records and shall include each Member and Assignee.

ARTICLE II.
ORGANIZATIONAL MATTERS

2.1   **Continuation of Company**. The Company was formed on or about December 9, 2014 as a Michigan limited liability company. The Managers shall make such other filings and recordings and do such other acts and things conforming thereto as shall constitute compliance with all requirements for formation and continuation of a limited liability company under the Act and the laws of such other states in which the Company elects to do business.

2.2   **Operating Agreement**. The rights and obligations of the Unitholders with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and, except where the Act provides that such rights and obligations specified in the Act shall apply "unless otherwise provided in an operating agreement" or words of similar effect, and such rights and obligations are set forth in this Agreement, the Act.

2.3   **Name.** The name of the Company shall be "Carrot Pass LLC". The Managers may change the name of the Company at any time and from time to time. Notification of any such change shall be given to all Unitholders. The Company's business may be conducted under its name and/or any other name or names deemed advisable by the Managers.

2.4   **Purpose.** Unless otherwise set forth in the Articles, the purpose of the Company shall be to engage in any business which may lawfully be conducted by a limited liability company formed pursuant to the Act

2.5   **Registered Office**. The Managers, in their sole discretion may change the address of the registered office of the Company in the State of Michigan and/or the registered agent for service of process on the Company in the State of Michigan at any time and from time to time.

2.6   **Term**. The term of the Company commenced on December 9, 2014 and shall continue in existence until termination and dissolution thereof in accordance with the provisions of Article XIV.

2.7   **No State-Law Partnership**. The Unitholders intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Unitholder be a partner or joint venturer of any other Unitholder by virtue of this Agreement, for any purposes other than as set forth in the last sentence of this Section 2.7, and neither this Agreement nor any other document entered into by the Company or any Unitholder relating to the subject matter hereof shall be construed to suggest otherwise. The Unitholders intend that the Company shall be treated as a partnership for federal and, if applicable, state or local income tax purposes, and that each Unitholder and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

2.8   **Units Not Certificated**. No Unit need be represented by a certificate or other evidence of ownership. The Company is authorized to issue any and all classes and series of Units as un-certificated Units of the Company; provided, however, the rights and obligations of the Members holding any certificated

Units and the rights and obligations of the Members holding any un-certificated Units of the same class and series shall be identical. Regardless of whether or not a certificate is issued representing a Unit, a Member's Units shall be recorded on Schedule I hereto, as the same may be amended from time to time, and in the records of the Company.

ARTICLE III.
CAPITAL CONTRIBUTIONS

3.1 **Unitholders.**

(A) In exchange for their Company Interests, the Class A Members have contributed to the capital of the Company or will contribute to the capital of the Company that amount of cash, property, services and/or binding obligations to contribute cash, property, or services as set forth on Schedule I under the column labeled "Capital Contributions" in exchange for the Units specified thereon. Each Class A Member making Capital Contributions of property hereby warrants that ownership of said property transfers to the Company on the date a Company Interest was issued to such Class A Member in exchange for such property transfer, and, in the event of a title dispute, such Class A Member making a Capital Contribution of property indemnifies the Company against any third party claims of ownership, patent infringement or unauthorized technology transfer.

(B) Each Class B Member named on Schedule I attached hereto has made Capital Contributions to the Company as set forth in such Class B Member's Subscription Agreement (and on such Schedule I under the column labeled "Capital Contributions") in exchange for the Units specified therein (and on such Schedule I under the column labeled "Units").

(C) Each Class C Member named on Schedule I attached hereto has been admitted by the Company pursuant to the authority of the Managers under Section 3.6(B) and pursuant to and in accordance with the other terms and conditions contained within Section 3.6.

(D) Each Capital Member who or which is issued Capital Units by the Company pursuant to the authority of the Managers under Section 6.1 shall make the Capital Contributions to the Company determined by the Managers pursuant to its authority under Section 6.1 in exchange for such Capital Units.

3.2 **Capital Accounts**.

(A) The Company shall maintain a separate Capital Account for each Unitholder according to the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). For this purpose, the Company may (in the discretion of the Managers), upon the occurrence of the events specified in Treasury Regulation Section 1.704-1(b)(2)(iv)(f), increase or decrease the Capital Accounts in accordance with the rules of such regulation and Treasury Regulation Section 1.704-1(b)(2) (iv)(g) to reflect a revaluation of Company property. In the discretion of the Managers, a Unitholder who or which has multiple Units may have a single Capital Account that reflects all such Units, regardless of the class of Units held by such Unitholder and regardless of the time or manner in which such Units were acquired.

(B) For purposes of computing the amount of any item of Company income, gain, loss or deduction to be allocated pursuant to Article IV and to be reflected in the Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for this purpose); provided that:

(i) The computation of all items of income, gain, loss and deduction shall include those items described in Code Section 705(a)(1)(B) or Code Section 705(a)(2)(B) and Treasury Regulation

Section 1.704-1(b)(2)(iv)(i), without regard to the fact that such items are not includable in gross income or are not deductible for federal income tax purposes.

        (ii)   If the Book Value of any Company property is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(e) or (f), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property.

        (iii)   Items of income, gain, loss or deduction attributable to the disposition of Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of such property.

        (iv)   Items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the property's Book Value in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g).

        (v)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Unitholder's interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such assets and shall be taken into account for purposes of computing Profits and Losses in accordance with Section 4.2.

        (C)   The Company and each Unitholder shall file all tax returns, including any schedules thereto, in a manner consistent with such Unitholder's Capital Account as maintained pursuant hereto.

        3.3   **Negative Capital Accounts**. No Unitholder shall be required to pay to any other Unitholder or the Company any deficit or negative balance which may exist from time to time in such Unitholder's Capital Account (including upon and after dissolution of the Company).

        3.4   **No Withdrawal**. No Person shall be entitled to withdraw any part of such Person's Capital Contribution or Capital Account or to receive any Distribution from the Company, except as expressly provided herein.

        3.5   **Loans From Unitholders**. Loans by Unitholders to the Company may be made with the approval of the Managers, and if such loans by Unitholders to the Company are made, they shall not be considered Capital Contributions. If any Unitholder shall loan funds to the Company in excess of the amounts required hereunder to be contributed by such Unitholder to the capital of the Company, the making of such loans shall not result in any increase in the amount of the Capital Account of such Unitholder. The amount of any such loans shall be a debt of the Company to such Unitholder and shall be payable or collectible in accordance with the terms and conditions upon which such loans are made.

        3.6   **Classes of Company Interests; Voting Rights.**

        (A)   The Company Interests are comprised of three classes: the Class A Units, the Class B Units, and the Class C Units. The holders of Class A Units and Class B Units who or which are Members of the Company are entitled to vote on any matter to be voted upon or approved by the Members. Notwithstanding anything contained herein to the contrary, the holders of Class C Units shall not have any right to vote on any matter to be voted on by the Members, and the Class C Units are not included in determining the percentage of Company Interests voting or entitled to vote on such matters.

(B)   The Managers are hereby authorized to issue Class C Units to recipients of awards granted in accordance with any Profits Interest Plan and to cause such recipients to become Additional Members hereunder. Class C Units will vest as set forth in any Profits Interest Plan and any relevant Profits Interest Agreement(s). The Profits Interest Plan and each Profits Interest Agreement applicable to a Class C Member will set forth the terms under which Class C Units held by such Class C Member may be cancelled and forfeited, or repurchased by the Company. To the extent that any Class C Units are cancelled, forfeited or repurchased, such Class C Units may thereafter be re-issued under the Profits Interest Plan and this Agreement, subject to the limitations therein and herein on the aggregate number of Class C Units that may be issued by the Company.

(C)   The Company and each Class C Member hereby acknowledge and agree that the Class C Units held by each Class C Member and the rights and privileges associated with such Class C Units, collectively, are intended to constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343 and Rev. Proc. 2001-43, 2001-2 C.B. 191. In accordance with Rev. Proc. 2001-43, 2001-2 C.B. 191, the Company will treat a Class C Member as the owner of the Class C Units (i.e., a profits interest) from the date such Class C Units are granted, and will file its IRS Form 1065, and issue appropriate Schedule K-1s to such Member, allocating to such Member its distributive share of all items of income, gain, loss, deduction and credit associated with such Class C Units as if they were fully vested. Each such Class C Member agrees to take into account such distributive share in computing its federal, state and local income tax liability for the entire period during which it holds the Class C Units.

(D)   Each Class C Member receiving Class C Units must make a timely election under Section 83(b) of the Code with respect to the Class C Units received by such Person upon their issuance, in a manner reasonably prescribed by the Company; provided that each such Class C Member must, in making the election and completing the required forms under Section 83(b) and the regulations promulgated thereunder, report the fair market value of such Class C Units as equal to the liquidation value within the meaning of the Proposed Treasury Regulation, which is zero.

(E)   Each Member authorizes the Tax Matters Partner to elect to apply the safe harbor (the "*Safe Harbor*") set forth in proposed Treasury Regulation Section 1.83-3(l) and proposed IRS Revenue Procedure published in Notice 2005-43 (together, the "*Proposed Treasury Regulation*") (under which the fair market value of a membership interest that is transferred in connection with the performance of services is treated as being equal to the liquidation value of the interest) if such Proposed Treasury Regulation or a similar Regulation is promulgated as a final or temporary Regulation. If the Tax Matters Partner determines that the Company should make such election, the Tax Matters Partner is hereby authorized to amend this Agreement without the consent of any other Member or other Person to provide that (i) the Company is authorized and directed to elect the Safe Harbor; (ii) the Company and each of its Members (including any Person to whom or which Class C Units are transferred in connection with the performance of services) will comply with all requirements of the Safe Harbor with respect to all Class C Units transferred in connection with the performance of services while such election remains in effect; and (iii) the Company and each of its Members will take all actions necessary, including providing the Company with any required information, to permit the Company to comply with the requirements set forth or referred to in the applicable Treasury Regulations for such election to be effective until such time (if any) as the Tax Matters Partner determines, in its sole discretion, that the Company should terminate such election. The Tax Matters Partner is further authorized to amend this Agreement to modify Section 4 herein to the extent the Tax Matters Partner determines in its discretion that such modification is necessary or desirable as a result of the issuance of Treasury Regulations relating to the tax treatment of the transfer of Class C Units in connection with the performance of services. Notwithstanding anything to the contrary in this Agreement, each Member expressly confirms and agrees that it will be legally bound by any such amendment. Notwithstanding the preceding sentences, no election or amendment may be made pursuant to this Section 3.6(E) if the Safe Harbor, when finalized, is substantially different from the one included in the Proposed Treasury Regulation, and the application of the Safe Harbor would result in materially adverse consequences to the Members, unless a Majority and a majority of the Class C Units held by the Class C Members consent to such election.

(F)   For the avoidance of doubt, neither the Company, the Managers, nor any Member is providing any covenant or guarantee that the characterization of the Class C Units as a "profits interest" as described in this Section 3.6 will be accepted by the IRS or any other federal, state or local government authority.

ARTICLE IV.
DISTRIBUTIONS AND ALLOCATIONS

4.1   **Distributions**.

(A)   Except as otherwise set forth in Sections 4.1(B), 4.1(C), 4.1(D), and 5.1, the Managers may authorize the Company to make Distributions at any time or from time to time, in accordance with the priorities set forth in Section 4.1(B).

(B)   Any Distributions made pursuant to Section 4.1(A) shall be made to all holders of Class A Units, Class B Units and Class C Units based upon their respective Profits Percentage Interests; provided, however, that no holder of Class C Units will receive any distribution to the extent such distribution causes an Adjusted Capital Account Deficit for any such holder of Class C Units.

Notwithstanding anything contained herein to the contrary, no distribution will be paid or payable in respect of Units that have not vested in accordance with any Profits Interest Plan and any relevant Profits Interest Agreement(s).

(C)   Subject to the prior approval of the Managers, the Company may distribute to each Unitholder at least five (5) days prior to the date of any estimated quarterly tax payment required to be made by such Unitholder or its owners (or at such earlier times and in such amounts as determined in good faith by the Managers to be appropriate to enable the Unitholder to pay estimated income tax liabilities) an amount equal to forty percent (40%) (or, at the Managers' sole discretion, such greater or lesser percentage as the Managers may determine in good faith from time to time, to represent the sum of the maximum marginal federal, state and local income tax rates applicable to any Unitholder or its partners or stockholders, if applicable) of

(i)   the estimated Profits (and items of income and gain), if any, for such fiscal quarter expected to be allocated to such Unitholder pursuant to Section 4.2, 4.3 and 4.4, reduced by

(ii)   the sum of (x) the estimated Losses (and items of deduction and loss) for such fiscal quarter expected to be allocated to such Unitholder pursuant to Sections 4.2, 4.3 and 4.4 and (y) the excess of the aggregate actual and estimated Losses (and items of deduction and loss) over the aggregate actual and estimated Profits for all prior fiscal quarters allocated, or expected to be allocated, to such Unitholder pursuant to Sections 4.2, 4.3 and 4.4 (but only to the extent that such excess can be applied or used for such fiscal quarter).

(D)   The Company shall distribute to each Unitholder within seventy-five (75) days after the end of each Fiscal Year an amount, if any, such that after taking into account all Distributions pursuant to Section 4.1(C) during such Fiscal Year such Unitholder shall receive an amount equal to forty percent (40%) (or, at the Managers' sole discretion, such greater or lesser percentage as the Managers may determine in good faith from time to time, to represent the sum of the maximum marginal federal, state and local income tax rates applicable to any Unitholder or its partners or stockholders, if applicable) of the net Profits (and items of income and gain), if any, for such Fiscal Year allocated to such Unitholder pursuant to Sections 4.2, 4.3 and 4.4. All amounts distributed to the Unitholders pursuant to Section 4.1(C) or 4.1(D) shall be advances of amounts otherwise distributable to the Unitholders under the provisions of this Section 4.1. Notwithstanding the provisions of Section 4.1(C) or 4.1(D), no tax distributions shall be made in connection with a Liquidity Event.

4.2   **Allocations.** After giving effect to the special allocations set forth in Section 4.3, Profits and Losses as determined for purposes of computing the Capital Accounts of the Unitholders shall be allocated among the Unitholders and credited or debited to their respective Capital Accounts in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv), so as to ensure to the maximum extent possible (A) that such allocations satisfy the economic effect equivalence test of Treasury Regulation Section 1.704-1(b)(2)(ii)*(i)* and (B) that all allocations of items that cannot have economic effect (including credits and nonrecourse deductions) are allocated among the Unitholders in accordance with their Company Interests as required by Code Section 704(b) and the Treasury Regulations thereunder. To the extent possible, items that can have economic effect shall be allocated in such a manner that each Unitholder's Adjusted Capital Account Balance at the end of any Taxable Year would be positive to the extent of the amount of cash that such Unitholder would receive in respect of such Unitholder's Company Interests if the Company sold all of its property for an amount of cash equal to its Book Value (reduced, but not below zero, by the amount of Company liabilities treated as "nonrecourse debt" pursuant to Treasury Regulation Section 1.704-2(b)(3)), and all of the cash of the Company remaining after payment of all liabilities (other than such nonrecourse debt) of the Company were distributed in liquidation in accordance with Section 4.1(B) immediately following the end of such Taxable Year.

4.3   **Special Allocations.**

(A)   Losses attributable to partner nonrecourse debt (as defined in Treasury Regulation Section 1.704-2(b)(4)) shall be allocated in the manner required by Treasury Regulation Section 1.704-2(i). If there is a net decrease during a Taxable Year in partner nonrecourse debt minimum gain (as defined in Treasury Regulation Section 1.704-2(i)(3)), Profits for such Taxable Year (and, if necessary, for subsequent Taxable Years) shall be allocated to the Unitholders in the amounts and of such character as determined according to Treasury Regulation Section 1.704-2(i)(4).

(B)   Nonrecourse deductions (as determined according to Treasury Regulation Section 1.704-2(b)(1)) for any Taxable Year shall be allocated to each Unitholder ratably based upon such Unitholder's relative Percentage Interest immediately prior to such allocation. Except as otherwise provided in Section 4.3(A), if there is a net decrease in the Minimum Gain during any Taxable Year, each Unitholder shall be allocated Profits for such Taxable Year (and, if necessary, for subsequent Taxable Years) in the amounts and of such character as determined according to Treasury Regulation Section 1.704-2(f). This Section 4.3(B) is intended to be a minimum gain chargeback provision that complies with the requirements of Treasury Regulation Section 1.704-2(f), and shall be interpreted in a manner consistent therewith.

(C)   If any Unitholder who or which unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) has an Adjusted Capital Account Deficit as of the end of any Taxable Year, computed after the application of Sections 4.3(A) and 4.3(B) but before the application of any other provision of this Article IV, then Profits for such Taxable Year shall be allocated to such Unitholder in proportion to, and to the extent of, such Adjusted Capital Account Deficit. This Section 4.3(C) is intended to be a qualified income offset provision as described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted in a manner consistent therewith.

(D)   Profits and Losses described in Section 3.2(B)(v) shall be allocated in a manner consistent with the manner that the adjustments to the Capital Accounts are required to be made pursuant to Treasury

Regulation Section 1.704-1(b)(2)(iv).

(E)   If, and to the extent that, any Unitholder is deemed to recognize any item of income, gain, loss, deduction or credit as a result of any transaction between such Unitholder and the Company pursuant to Code Sections 83, 482, 7872 or any similar provision now or hereafter in effect, and the Managers determine that any corresponding Profit or Loss of the Company should be allocated to the Unitholder who or which recognized such item in order to reflect the Unitholder's economic interests in the Company, then the Managers may so allocate such Profit or Loss. If, and to the extent that, any Unitholder has any previously allocated item of income, gain, loss, deduction or credit attributable to such Units recharacterized or disallowed by the IRS or any other tax authority as a result of an audit or otherwise, the Managers shall allocate a corresponding item of income, gain, loss, deduction, or credit in the current or future Fiscal Year to the Unitholder who or which was previously allocated such item to offset such recharacterized or disallowed item.

4.4   **Tax Allocations.**

(A)   The income, gains, losses, deductions and credits of the Company will be allocated, for federal, state and local income tax purposes, among the Unitholders in accordance with the allocation of such income, gains, losses, deductions and credits among the Unitholders for computing their Capital Accounts; except that if any such allocation is not permitted by the Code or other applicable law, the Company's subsequent income, gains, losses, deductions and credits will be allocated among the Unitholders so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(B)   Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Unitholders in accordance with Code Section 704(c) so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(C)   If the Book Value of any Company asset is adjusted pursuant to the requirements of Treasury Regulation Section 1.704-1(b)(2)(iv)(e) or (f), subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(D)   Allocations of tax credits, tax credit recapture, and any items related thereto shall be allocated to the Unitholders according to their interests in such items as determined by the Managers taking into account the principles of Treasury Regulation Section 1.704-1(b)(4)(ii).

(E)   Allocations pursuant to this Section 4.4 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Unitholder's Capital Account or share of Profits, Losses, Distributions or other Company items pursuant to any provision of this Agreement.

4.5   **Curative Allocations**. The allocations set forth in Section 4.3 (the *"Regulatory Allocations"*) are intended to comply with certain requirements of Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations. The Regulatory Allocations may not be consistent with the manner in which the Unitholders intend to allocate Profit and Loss of the Company or make Distributions. Accordingly, notwithstanding the other provisions of this Article IV, but subject to the Regulatory Allocations, income, gain, deduction, and loss shall be reallocated among the Unitholders so as to eliminate the effect of the Regulatory Allocations and thereby cause the respective Capital Accounts of the Unitholders to be in the amounts (or as close thereto as possible) they would have been if Profit and Loss (and such other items of income, gain, deduction and loss) had been allocated without reference to the Regulatory Allocations. In general, the Unitholders anticipate that this will be accomplished by specially allocating other Profit and Loss (and such other items of income, gain, deduction and loss) among the Unitholders so that the net amount of the Regulatory Allocations and such special allocations to each such Unitholder is zero. In addition, if in any Fiscal Year or Fiscal Period there is a decrease in partnership minimum gain, or in partner nonrecourse debt minimum gain, and application of the minimum gain chargeback requirements set forth in Section 4.3(A) or Section 4.3(B) would cause a distortion in the economic arrangement among the Unitholders, the Unitholders may, if they do not expect that the Company will have sufficient other income to correct such distortion, request the IRS to waive either or both of such minimum gain chargeback requirements. If such request is granted, this Agreement shall be applied in such instance as if it did not contain such minimum gain chargeback requirement.

4.6 **Indemnification and Reimbursement for Payments on Behalf of a Unitholder.** Except as otherwise provided in Section 16.12, if the Company is obligated to pay any amount to a Governmental Entity that is specifically attributable to a Unitholder or a Unitholder's status as such (including federal withholding taxes, state personal property taxes, and state unincorporated business taxes), then the Unitholder shall be given written notice of such claimed obligation. The Unitholder shall have ninety (90) days from its receipt of written notice of such claimed obligation to dispute such claim successfully, settle or bond such claim or pay such claim. In the event the Unitholder shall not successfully have disputed, settled, bonded or paid such claimed obligation within such ninety (90) day period, then such Unitholder shall indemnify the Company in full for the entire amount paid (including interest, penalties and related expenses). The Managers may offset Distributions or other payments to which a Unitholder is otherwise entitled under this Agreement against such Unitholder's obligation to indemnify the Company under this Section 4.6. A Unitholder's obligation to make contributions to the Company under this Section 4.6 shall survive the termination, dissolution, liquidation and winding up of the Company, and for purposes of this Section 4.6, the Company shall be treated as continuing in existence. The Company may pursue and enforce all rights and remedies it may have against each Unitholder under this Section 4.6, including instituting a lawsuit to collect such contribution with interest calculated at a rate equal to the Base Rate plus three percent (3%) per annum (but not in excess of the highest rate per annum permitted by law).


ARTICLE V.
LIQUIDITY EVENT PAYMENT


5.1 **Liquidity Event Payment**.

(A) Subject to Section 6.3, if a Liquidity Event has been approved by the Managers and a Majority, each Unitholder shall (i) cooperate in good faith to effectuate such Liquidity Event, and (ii) consent to and raise no objections against, and take all necessary or desirable actions in connection with, the consummation of such Liquidity Event, including those reasonably requested by the Buyer. Without limiting the generality of the foregoing, subject to the terms set forth in this Section 5.1, each Unitholder hereby waives any dissenters rights, appraisal rights or similar rights in connection with such Liquidity Event and if all or any portion of any such Liquidity Event is structured as a sale of Units, each Unitholder shall agree to sell any or all of his, her or its Units and rights to acquire securities on the terms and conditions approved by the Managers and a Majority.

(B) In connection with any Liquidity Event (whether by sale, merger, recapitalization, reorganization, consolidation, combination or otherwise) pursuant to this Section 5.1, each Unitholder immediately prior to such Liquidity Event shall receive (on behalf of itself and, where applicable, its direct and indirect securityholders) the same form of consideration and the same portion of the aggregate consideration that such Unitholder would have received if the aggregate consideration paid by the purchaser in connection with such Liquidity Event (the "*Aggregate Consideration*") had been paid directly to the Company and then distributed by the Company in a complete liquidation pursuant to the terms of this

Agreement as in effect immediately prior to such Liquidity Event (and after giving effect to any transfer taxes payable in connection with such Liquidity Event, the amount of which will be paid directly to the persons owing such taxes). Each Unitholder shall take all necessary or desirable actions in connection with the receipt of the Aggregate Consideration from such Liquidity Event as is requested of the Unitholder to effectuate the foregoing.

(C)　　If the Company or the Unitholders enter into any transaction for a Liquidity Event for which Rule 506 (or any similar rule then in effect) promulgated by the SEC may be available with respect to any such transaction contemplating the receipt by the Company or the Unitholders of securities of the counterparty to the Liquidity Event (the "*Buyer*") (including a merger, consolidation or other reorganization), each Unitholder which is not an Accredited Investor (as that term is defined in Rule 501 or any similar rule then in effect ("*Rule 501*") promulgated by the SEC) will, at the request of the Buyer, appoint a purchaser representative (as such term is defined in Rule 501) reasonably acceptable to the Buyer. If any Unitholders appoint a purchaser representative designated by the Buyer, the Company will be responsible for the reasonable fees of the purchaser representative so appointed. If any Unitholders decline to appoint the purchaser representative designated by the Buyer, such holder will appoint another purchaser representative (reasonably acceptable to the Buyer), and such Unitholder will be responsible for the fees of the purchaser representative so appointed.

(D)　　The Company will pay the costs of any sale of Units pursuant to a Liquidity Event to the extent such costs are incurred for the benefit of all Unitholders and are not otherwise paid by the acquiring party, including without limitation the reasonable fees and expenses of an investment bank, law firm and/or accounting firm retained by the Company. Costs incurred by any Unitholder on its own behalf will not be considered costs of the transaction hereunder.

ARTICLE VI.
MANAGEMENT

6.1　　**Authority of the Managers**. Except for situations in which the approval of the Members is specifically required by this Agreement or the Act, (A) the Managers shall conduct, direct and exercise full control over all activities of the Company, and (B) all management powers over the business and affairs of the Company shall be exclusively vested in the Managers. The Managers shall act by a majority vote of the Managers.

6.2　　**Appointment of the Managers**. The Company shall have five (5) Managers. As of the Effective Date, the Managers shall be Michael Antaran, Justin Snyder, Anne Snyder, Bob Brambrough, and Brady Brambrough. Each Manager will continue to serve as a Manager until death, resignation in accordance with Section 6.2(A) or removal in accordance with Section 6.2(B) or 6.2(C). The Managers will not be required to devote all of their time or business efforts to the affairs of the Company.

(A)　　A Manager may resign at any time for any reason upon prior written notice to the Members. A resignation is effective upon such delivery unless otherwise indicated in such delivered writing. The resignation of a Manager who or which is also a Member will not affect such Manager's rights as a Member and will not constitute a withdrawal. Similarly, a withdrawal of a Member who or which is a Manager will not affect such Member's rights as a Manager and will not constitute a resignation of the Manager.

(B)　　A Manager may be removed for Cause.

(C)　　A Manager may be removed at any time by a Class A Majority.

(D)　　In the case of a vacancy in the position of a Manager for any of the reasons set forth above, a Class A Majority may fill such vacancy at a meeting called for such purpose.

6.3　**Special Voting Rights.** In addition to any other vote or consent required herein or by the Act, the Company shall not, without the prior vote of written consent of the holders of a Majority, take any of the following actions:

(A)　any action which materially adversely affects the rights, preferences or privileges of any class or series of Units disproportionately vis-à-vis any other class or series of Units;

(B)　issue or authorize any class or series of equity securities or equivalents that are senior to the Class A Units in any respect; or

(C)　redeem any Unit or other security other than pursuant to the repurchase of any Employee Securities following the termination or departure of any employee, consultant or director.

6.4　**Delegation of Authority.** The Managers may, from time to time, delegate to one or more Persons (including any officer of the Company) such authority and duties as the Managers may deem advisable. In addition, the Managers may assign titles (including, without limitation, managing director, chairman, chief executive officer, manager, president, principal, vice president, secretary, assistant secretary, treasurer, or assistant treasurer) and delegate certain authority and duties to such persons. Any number of titles may be held by the same individual. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Managers. Any delegation pursuant to this Section 6.5 may be revoked at any time by the Managers in their sole discretion.

6.5　**Limitation of Liability; Standard of Care**.

(A)　Except as otherwise provided herein or in an agreement entered into by such Person and the Company, no Manager or any of such Manager's Affiliates shall be liable to the Company or to any Member or other Unitholder for any act or omission performed or omitted by such Manager in such capacity pursuant to authority granted to such Person by this Agreement; provided, however, that, except as otherwise provided herein, such limitation of liability shall not apply to the extent the act or omission was attributable to such Person's gross negligence, willful misconduct or knowing violation of law. The Manager may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and no Manager or any of such Manager's Affiliates shall be responsible for any misconduct or negligence on the part of any such agent appointed by the Manager (so long as such agent was selected in good faith and with reasonable care). The Managers shall be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any act of or failure to act by any Manager in good faith reliance on such advice shall in no event subject such Manager to liability to the Company or any Member or other Unitholder.

(B)　Whenever this Agreement or any other agreement contemplated herein provides that a Manager shall act in a manner which is, or provide terms which are, "fair and reasonable" to the Company or any Unitholder, such Manager shall determine such appropriate action or provide such terms considering, in each case, the relative interests of each party to such agreement, transaction or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices, and any applicable United States generally accepted accounting practices or principles.

(C)　Whenever in this Agreement or any other agreement contemplated herein, a Manager is permitted or required to take any action or to make a decision in its "sole discretion" or "discretion", with "complete discretion" or under a grant of similar authority or latitude, such Manager shall be entitled to consider such interests and factors as it desires; provided, however, that such Manager shall act in good faith.

(D)   Whenever in this Agreement a Manager is permitted or required to take any action or to make a decision in its "good faith" or under another express standard, such Manager shall act under such express standard and, to the extent permitted by applicable law, shall not be subject to any other or different standards imposed by this Agreement or any other agreement contemplated herein, and, notwithstanding anything contained herein to the contrary, so long as such Manager acts in good faith, the resolution, action or terms so made, taken or provided by such Manager shall not constitute a breach of this Agreement or any other agreement contemplated herein or impose liability upon such Manager or any of such Manager's Affiliates.

(E)   Unless the authority of the agent designated as the officer in question is limited in the document appointing such officer or is otherwise specified by the Managers, any officer so appointed shall have the same authority to act for the Company as a corresponding officer of a Delaware corporation would have to act for a Delaware corporation in the absence of a specific delegation of authority. Except as the Managers may otherwise provide, each officer of the Company shall perform his duties subject to the same standard of care and fiduciary obligations to the Company as an offer of a corporation formed under the Delaware General Corporation Law.

ARTICLE VII.
RIGHTS AND OBLIGATIONS OF UNITHOLDERS

7.1   **Limitation of Liability**. Except as provided in this Agreement or in non-waiveable provisions of the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company and no Unitholder shall be obligated personally for any such debts, obligations or liabilities solely by reason of being a Unitholder. Except as otherwise provided in this Agreement, a Unitholder's liability (in its capacity as such) for Company liabilities and losses shall be limited to the Company's assets; provided, however, that a Unitholder shall be required to return to the Company any Distribution or payment made to it in clear and manifest accounting or similar error or otherwise in violation of applicable law. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Unitholders for liabilities of the Company.

7.2   **Lack of Authority**. No Unitholder in its capacity as a Unitholder has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures on behalf of the Company. The Unitholders hereby consent to the exercise by the Managers of the powers conferred on them by this Agreement.

7.3   **No Right of Partition**. No Unitholder shall have the right to seek or obtain partition by court decree or operation of law of any Company property, or the right to own or use particular or individual assets of the Company.

7.4   **Indemnification**.

(A)   The Company hereby agrees to indemnify and hold harmless the Managers or any other Person that serves as an officer, employee or agent of the Company (each an *"Indemnified Person"*) to the fullest extent permitted under the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment), against all expenses, liabilities and losses (including attorneys' fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such Person (or one or more of such Person's Affiliates) by reason of the fact that such Person is or was serving as a Manager, officer, employee or agent of the Company or is or was serving at the request of the

Company as an officer, director, principal, member, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise; provided, however, that (unless the Managers otherwise consent) no Indemnified Person shall be indemnified for any expenses, liabilities and losses suffered that are attributable to such Indemnified Person's or its Affiliates' gross negligence, willful misconduct or knowing violation of law or for any present or future breaches of any representations, warranties or covenants by such Indemnified Person or its Affiliates contained herein or in the other agreements with the Company. Expenses, including attorneys' fees, incurred by any such Indemnified Person in defending a proceeding shall be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt of an undertaking satisfactory to a Majority by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company.

(B)   The right to indemnification and the advancement of expenses conferred in this Section 7.4 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, agreement, by-law, vote of the Members or otherwise.

(C)   The Company may maintain director's and officer's insurance at its expense to protect any Indemnified Person against any expense, liability or loss described in Section 7.4(A) above whether or not the Company would have the power to indemnify such Indemnified Person against such expense, liability or loss under the provisions of this Section 7.4.

(D)   Notwithstanding anything contained herein to the contrary (including in this Section 7.4), any indemnity by the Company relating to the matters covered in this Section 7.4 shall be provided out of and only to the extent of the Company's readily available assets (and the Company shall not be required to liquidate or sell any material assets to satisfy such obligation unless otherwise determined by a Majority) and no Unitholder (unless such Unitholder otherwise agrees in writing or is found in a final decision by a court of competent jurisdiction to have personal liability on account thereof) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity of the Company.

(E)   If this Section 7.4 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Indemnified Person pursuant to this Section 7.4 to the fullest extent permitted by any applicable portion of this Section 7.4 that shall not have been invalidated and to the fullest extent permitted by applicable law.

7.5   **Members' Right to Act.** For situations in which the approval of the Members (rather than the approval of the Managers on behalf of the Members) is required, the Members shall act through meetings and/or written consents as described in Sections 7.5(A), 7.5(B) and 7.5(C):

(A)   Except as otherwise provided by this Agreement, acts taken or authorized by a Majority shall be the act of the Members. Any Member entitled to vote at a meeting of Members or to express consent or dissent to Company action in writing without a meeting may authorize another Person to act for them by proxy. An email or similar transmission by the Member, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Member shall (if stated thereon) be treated as a proxy executed in writing for purposes of this Section 7.5(A). No proxy shall be voted or acted upon after eleven months from the date thereof, unless the proxy provides for a longer period. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest; provided, however, revocation of any proxy shall have no effect whatsoever on any action previously approved by the Members (with or without a proxy vote) in accordance with this Section 7.5. Should a proxy designate two or more Persons to act as proxies, unless that instrument shall provide to the contrary, a majority of such Persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or giving consents thereby conferred, or if only one be present, then such powers may be exercised by that one; or, if an even number attend and a majority do not agree on any particular issue, the Company shall not be required to recognize such proxy with respect to such issue if such proxy does not specify how the votes that are the subject of such proxy are to be voted with respect to such issue.

(B)   The actions by the Members permitted hereunder may be taken at a meeting called by Members holding at least twenty percent (20%) of the Class A Units held by the Members with at least five (5) days prior written notice to the other Members entitled to vote, which notice shall state the purpose or purposes for which such meeting is being called. The actions taken by the Members entitled to vote or consent at any meeting (as opposed to by written consent), however called and noticed, shall be as valid as though taken at a meeting duly held after regular call and notice if (but not until), either before, at or after the meeting, the Members entitled to vote or consent as to whom or which it was improperly held signs a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. The actions by the Members entitled to vote or consent may be taken by written consent (without a meeting, without notice and without a vote) so long as such consent is signed by the Members having not less than the minimum number of voting Units that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. Prompt notice of the action so taken without a meeting shall be given to those Members entitled to vote or consent who or which have not consented in writing. Any action taken pursuant to such written consent of the Members shall have the same force and effect as if taken by the Members at a meeting thereof.

(C)   The Company may convert to a corporation or another entity to the extent permitted under applicable law upon the approval of the Managers and a Majority.

7.6   **Conflicts of Interest**; **Confidentiality**. Each holder of Units, its Affiliates and each of their respective stockholders, representatives, directors, officers, controlling persons, partners, members and employees may have business interests and engage in business activities in addition to those relating to the Company and its Subsidiaries, except as any such Person may have otherwise agreed with the Company in writing. Neither the Company nor any of the other Unitholders shall have any rights by virtue of this Agreement in any business ventures of any such Person. Notwithstanding the foregoing, any Unitholder that holds more than five percent (5%) of the Units of the Company shall provide the Company and the Managers with prior notice of any investment by such Unitholder (or any Affiliate thereof) in a direct competitor of the Company, as determined reasonably and in good faith by the Managers. In the event of such a competing investment, the Unitholder involved shall be required to enter into appropriate agreements with the Company limited its access with respect to certain types of Company information. Each Unitholder agrees that such Unitholder (and its Affiliates) will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company, whether pursuant to the terms of this Agreement or otherwise (including any information received by the Unitholder or its Affiliates from or through the Managers), unless such confidential information (A) is known or becomes known to the public in general (other than as a result of a breach of this provision by such Unitholder), (B) is or has been independently developed or conceived by the Unitholder without use of the Company's confidential information, or (C) is or has been made known or disclosed to the Unitholder by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that a Unitholder may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any existing or prospective Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Unitholder in the ordinary course of business, provided that such Unitholder informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iii) as may otherwise be required by law, provided that such Unitholder promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

ARTICLE VIII.
BOOKS, RECORDS, ACCOUNTING AND REPORTS

8.1   **Records and Accounting**. The Company shall keep, or cause to be kept, appropriate books and records with respect to the Company's business, including all books and records necessary to provide any information, lists and copies of documents required to be provided pursuant to Section 8.3 or pursuant to applicable laws. All matters concerning (i) the determination of the relative amount of allocations and Distributions among the Unitholders pursuant to Articles III and IV and (ii) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Managers, whose determination shall be final and conclusive as to all of the Unitholders absent manifest clerical error.

8.2   **Fiscal Year**. The Fiscal Year of the Company shall end on December 31 of each year or such other annual accounting period as may be established by the Managers.

8.3   **Reports.** The Company shall deliver to each Member, within one hundred twenty (120) days after the end of each Fiscal Year, statements of income and cash flows of the Company for such Fiscal Year, and balance sheet of the Company as of the end of such Fiscal Year, together with any exhibits to such statements or balance sheet, setting forth in each case comparisons to the preceding Fiscal Year.

8.4   **Tax Information.** The Company shall use reasonable efforts to deliver or cause to be delivered, within seventy-five (75) days after the end of each Fiscal Year, to each Person who or which was a Unitholder at any time during such Fiscal Year all information necessary for the preparation of such Person's United States federal and state income tax returns.

8.5   **Transmission of Communications**. Each Person that owns or controls Units on behalf of, or for the benefit of, another Person or Persons shall be responsible for conveying any report, notice or other communication received from the Managers to such other Person or Persons.

ARTICLE IX.
TAX MATTERS

9.1   **Preparation of Tax Returns**. The Company shall arrange for the preparation and timely filing of all returns required to be filed by the Company.

9.2   **Tax Elections**. The Taxable Year shall be the Fiscal Year set forth in Section 8.2, unless the Managers shall determine otherwise in their sole discretion and in compliance with applicable laws. The Managers shall, in their sole discretion, determine whether to make or revoke any available election pursuant to the Code. Each Unitholder will upon request supply any information necessary to give proper effect to such election.

9.3   **Tax Controversies.** The Michael Antaran is hereby designated the Tax Matters Partner and is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services reasonably incurred in connection therewith. Each Unitholder agrees to cooperate with the Company and to do or refrain from doing any or all things reasonably requested by the Company with respect to the conduct of such proceedings. The Tax Matters Partner shall keep all Unitholders fully informed of the progress of any examinations, audits or other proceedings, and all Unitholders shall have the right to participate in any such examinations, audits or other proceedings. Notwithstanding the foregoing, the Tax Matters Partner shall not settle or otherwise compromise any issue in any such examination, audit or other proceeding without first obtaining approval of a Majority.

ARTICLE X.
TRANSFER OF COMPANY INTERESTS; AND PREEMPTIVE RIGHTS

10.1   Restrictions on Transfer of Units.

(A)   **Conditions on Transfer.** Notwithstanding anything contained herein to the contrary, no holder of Units shall sell, transfer, assign, pledge or otherwise dispose of (whether with or without consideration and whether voluntarily or involuntarily or by operation of law) any interest in (a "*Transfer*") any Units held by such holder, whether such Units are held by such holder on the Effective Date or hereafter acquired, except pursuant to Section 10.1(B), Section 10.1(C), Section 10.1(D), or a Liquidity Event pursuant to Section 5.1.

(B)   **First Offer Rights.** At least thirty (30) days prior to any Transfer of any Units, the transferring Unitholder (the "*Transferring Unitholder*") shall deliver a written notice (a "*Transfer Notice*") to the Company and the Capital Members other than the Transferring Unitholder (collectively, the "*Eligible Purchasers*"). The Transfer Notice shall disclose in reasonable detail the proposed number of Units to be Transferred, the purchase price and other material terms and conditions of the Transfer and the identity of the prospective transferee(s), if known.

(i)   First, the Company may elect to purchase any of the Units specified in the Transfer Notice at the price and on the terms specified therein by delivering written notice of such election to the Transferring Unitholder and the Eligible Purchasers as soon as practical but in any event within ten (10) days after the delivery of the Transfer Notice.

(ii)   If the Company has not elected to purchase all of such Units within such ten (10) day period, each Capital Member may elect to purchase all (but not less than all) of such Member's First Offer Pro Rata Share of the Units specified in the Transfer Notice at the price and on the terms specified therein by delivering written notice of such election to the Transferring Unitholder and the Company as soon as practical but in any event within twenty (20) days after delivery of the Transfer Notice. Any Units not elected to be purchased by the end of such twenty (20) day period shall be reoffered for the ten (10) day period after the end of such twenty (20) day period by the Transferring Unitholder on a pro rata basis to the Eligible Purchasers who or which have elected to purchase their First Offer Pro Rata Share.

(iii)   If the Company or any Eligible Purchasers have elected to purchase such Units from the Transferring Unitholder, the transfer of such Units shall be consummated as soon as practical after the delivery of the election notice(s) to the Transferring Unitholders, but in any event within fifteen (15) days after the expiration of the thirty (30) day period after delivery of the Transfer Notice. The purchase price specified in any Transfer Notice shall be payable solely in cash at the closing of the transaction.

(iv)   To the extent that the Company and the Eligible Purchasers have not elected to purchase all of the Units being offered, the Transferring Unitholder may, within ninety (90) days after the expiration of the thirty (30) day period after delivery of the Transfer Notice, Transfer such Units that were not elected to be purchased under this Section 10.1(B) to one or more third parties at a price no less than the price per Unit specified in the Transfer Notice and on other terms no more favorable to the transferees thereof than offered to the Company and the Eligible Purchasers in the Transfer Notice. Any Units not Transferred within such ninety (90) day period shall be reoffered to the Company and the Eligible Purchasers under this Section 10.1(B) prior to any subsequent Transfer.

(v)   For purposes of this Section 10.1(B), each Eligible Purchaser's "*First Offer Pro Rata Share*" shall be based upon such Eligible Purchaser's proportionate ownership of all Capital Units held by the Eligible Purchasers.

(C)   **Permitted Transfers.** The restrictions contained in this Section 10.1 shall not apply with respect to any Transfer of Units (i) pursuant to applicable laws of descent and distribution or among any Person's Family Group, (ii) among any Person's Affiliates, or (iii) as otherwise approved in advance by the Managers (transferees permitted pursuant to this Section 10.1(C) are collectively referred to herein as "*Permitted Transferees*"); provided that the restrictions contained in this Section 10.1 shall continue to be applicable to such Units after any such Transfer; and provided further that the applicable requirements specified in Sections 10.2 and 10.3 in connection with such Transfer shall have been satisfied. A Person's "*Family Group*" means such Person's (or if such Person is not an individual then such Person shall refer to the ultimate individual beneficial owners of such Person) spouse and descendants (whether natural or adopted) and any trust or other vehicle formed solely for the benefit of such Person and/or any of such Person's spouse and/or descendants. Notwithstanding the foregoing, no party hereto shall avoid the provisions of this Agreement by making one or more transfers to one or more Permitted Transferees and then disposing of all or any portion of such party's interest in any such Permitted Transferee.

(D)   **Transfer of Class C Units.** Notwithstanding anything to the contrary contained in this Agreement, a Class C Member may Transfer all or any portion of its Class C Units only if permitted by the Profits Interest Plan and Profits Interest Agreement. Any Transfer or attempted Transfer of Class C Units in violation of the Profits Interest Plan or Profits Interest Agreement or this Agreement will be deemed a material breach of this Agreement and will give rise to the Managers' right to cause cancellation and forfeiture of the Class C Units.

10.2   **Assignee's Rights**.

(A)   A permitted transfer of a Company Interest shall be effective as of the date of assignment and compliance with the conditions to such transfer and such transfer shall be shown on the books and records of the Company. Profits, Losses and other Company items shall be allocated between the transferor and the Assignee according to Code Section 706. Distributions made before the effective date of such Transfer shall be paid to the transferor, and Distributions made after such date shall be paid to the Assignee.

(B)   Unless and until an Assignee becomes a Member pursuant to this Article X and Article XII, the Assignee shall not be entitled to any of the rights granted to a Member hereunder or under applicable law, other than the rights granted specifically to Assignees pursuant to this Agreement and to have the other rights granted to Assignees pursuant to the Act; provided, however, that, without relieving the transferring Unitholder from any such limitations or obligations as more fully described in Section 10.3, such Assignee shall be bound by any limitations and obligations of a Unitholder contained herein that a Member would be bound on account of the Assignee's Company Interest (including the obligation to make Capital Contributions on account of such Company Interest).

(C)   In calculating allocations of Profits and Losses and Distributions with respect to Article IV, the Units transferred to an Assignee shall be deemed held by the Assignee continuously from the date of issuance by the Company.

10.3   **Assignor's Rights and Obligations**. Any Member who or which shall transfer any Units or other interest in the Company shall cease to be a Unitholder with respect to such Units or other interest and shall no longer have any rights or privileges of a Unitholder with respect to such Units or other interest (it being understood, however, that the applicable provisions of Section 7.4 shall continue to inure to such Person's benefit), except that unless and until the Assignee is admitted as a substituted Member in accordance with the provisions of Article XII (the "*Admission Date*"), (A) such assigning Unitholder shall retain all of the duties, liabilities and obligations of a Unitholder with respect to such Units or other interest, including, without limitation, the obligation (together with its Assignee pursuant to Section 10.2(B)) to make Capital Contributions on account of such Units or other interest pursuant to the terms of this Agreement and (B) the Managers may, in their sole discretion, reinstate all or any portion of the rights and privileges of such Unitholder with respect to such Units or other interest for any period of time prior to the Admission Date. Nothing contained herein shall relieve any Unitholder who or which transfers any Units or other interest in the Company from any liability of such Unitholder to the Company with respect to such Units or other interest that may exist on the Admission Date or that is otherwise specified in the Act and incorporated into this Agreement or for any liability to the Company or any other Person or for any present or future breaches of any representations, warranties or covenants by such Unitholder (in its capacity as such) contained herein or in the other agreements with the Company.

10.4   **Preemptive Rights.**

(A)   Except as set forth in Section 10.4(B), the Company will not issue, sell or otherwise transfer for consideration (an "*Issuance*") any Equity Securities (the "*Preemptive Securities*") unless, at least fifteen (15) days and not more than sixty (60) Days prior to such Issuance, the Company notifies each Capital Member who or which establishes to the satisfaction of the Company that it is an Accredited Investor in writing of the Issuance (including the price, the purchasers thereof and the other terms thereof) and grants to each such holder who or which establishes to the satisfaction of the Company that it is an Accredited Investor, the right (the "*Right*") to subscribe for and purchase such Preemptive Securities so issued at the same price and on the same terms as issued in the Issuance such that, after giving effect to the Issuance and exercise of the Right, the Preemptive Securities owned by such Capital Member shall represent the same Profits Percentage Interest of such holder prior to the Issuance on a fully diluted basis (i.e., counting as outstanding any Employee Securities or any other options or warrants to purchase Equity Securities), or such lesser amount designated by such Capital Member. The Right may be exercised by such Capital Member at any time by written notice to the Company received by the Company within fifteen (15) days after receipt by such Capital Member of the notice from the Company referred to above. The closing of the purchase and sale pursuant to the exercise of the Right shall occur concurrently with the closing of the Issuance. In the event that the consideration received by the Company in connection with an Issuance is property other than cash, each such Capital Member may, at its election, pay the purchase price for such additional securities in such property or solely in cash. In the event that any such Capital Member elects to pay cash, the amount thereof shall be determined based on the Fair Market Value of the consideration received or receivable by the Company in connection with the Issuance.

(B)   Notwithstanding the foregoing, the Right shall not apply to issuances of Equity Securities, (i) pro rata to all holders of Units, as a dividend on, subdivision of or other distribution in respect of, the Class A Units, (ii) that constitute Employee Securities, (iii) in connection or as consideration for any acquisition by the Company of another Person or of a business or division operated by another Person, whether by asset purchase, stock purchase, merger or otherwise, (iv) in connection with commercial credit arrangements, equipment financings or other business transactions which issuances are primarily for other than equity financing purposes, or (v) issued pursuant to an initial public offering.

ARTICLE XI

11.1   **Piggyback Registration Rights**.

(A)   Right to Piggyback. Whenever the Company proposes to register any of its securities under the Securities Act for its own account or the account, other than on Form S-4 or Form S-8 or their equivalents relating to securities to be issued in connection with the acquisition of a business or Person or issuable in connection with employee benefits plans of a holder or holders of the Company's securities (a "*Piggyback Registration*"), the Company will give prompt written notice to each holder of Registrable Units of its intention to effect such a registration (which notice will specify the intended method of distribution of the registered Units) and will include in such registration all Registrable Units (in accordance with the priorities set forth in Section 11.1(B)), with respect to which the Company has received a written request for inclusion within twenty (20) days after delivery of the Company's notice.

(B)   Priority. In an underwritten Piggyback Registration, if the managing underwriters advise the Company that in their opinion, the number of Units requested to be included in such registration exceeds the number which can be sold in such offering without materially adversely affecting the marketability or pricing thereof, the Company will include in such registration up to an aggregate amount which in the opinion of such underwriters can be sold without creating such a risk, (i) in the case of an underwritten primary offering on behalf of the Company, (a) first, the securities that the Company wishes to register, (b) second, all Registrable Units requested to be registered, pro rata among the holders of such Registrable Units on the basis of the number of Registrable Units that are requested to be registered, and (c) third, other securities requested to be included in such registration; or (ii) in the case of an underwritten secondary offering on behalf of the Unitholder(s), (a) first, the securities proposed to be registered by the Unitholder(s) on whose or which behalf the registration is being undertaken and all Registrable Units requested to be registered, pro rata among the holders of such Registrable Units on the basis of the number of Registrable Units which are requested to be registered, and (b) second, other securities requested to be included in such registration. Notwithstanding anything herein to the contrary, the Company may withdraw any registration statement referred to in this Section 11.1 at any time in its sole discretion without thereby incurring any liability to the holders of Registrable Units.

11.2   **Registration Procedures**. Whenever holders of Registrable Units have requested that any Registrable Units be registered pursuant to this Agreement, the Company will use reasonable best efforts to effectuate the registration of such Registrable Units in accordance with the intended method of disposition thereof and, pursuant thereto, the Company will as expeditiously as reasonably practicable:

(A)   other than with respect to the final prospectus to be filed pursuant to Rule 424(b) of the Securities Act, not less than four (4) business days prior to the filing of a registration statement or any related prospectus (including any amendment or supplement thereto and any free writing prospectus), the Company shall furnish to the applicable Unitholders and their designated counsel for review and comment copies of such document and the Company shall not file any such document with the SEC to which the applicable Unitholders or their designated counsel reasonably object. With respect to the final prospectus to be filed pursuant to Rule 424(b) of the Securities Act, not less than one business day prior to the filing of such prospectus, the Company shall furnish to the applicable Unitholders and their designated counsel for review and comment copies of such prospectus and the Company shall not file any such prospectus with the SEC to which such Unitholders or their designated counsel reasonably object;

(B)   (i) prepare and file with the SEC such amendments, including post-effective amendments, to each registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement continuously effective for its Effectiveness Period and prepare and file with the SEC such additional registration statements in order to register for resale under the Securities Act all of the Registrable Units; (ii) cause the related prospectus to be amended or supplemented by any required prospectus supplement, and as so supplemented or amended to be filed with the SEC pursuant to Rule 424; (iii) respond as promptly as reasonably possible to any comments received from the SEC with respect to each registration statement or any amendment thereto and, as promptly as reasonably possible provide the applicable Unitholders true and complete copies of all correspondence from and to the SEC relating to such registration statement that would not result in the disclosure to such Unitholders of material and non-public information concerning the Company; and (iv) comply in all material respects with the provisions of the Securities Act with respect to the registration statement and the disposition of all Registrable Units covered by the registration statement;

(C)   furnish to each seller of Registrable Units one copy of such registration statement, each amendment and supplement thereto, and any prospectus(es) included in such registration statement (including each preliminary prospectus) (or such other number of copies as such seller may reasonably request in writing);

(D)   use reasonable best efforts to register or qualify such Registrable Units under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests in writing and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Units owned by such seller (provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph, (ii) consent to general service of process in any such jurisdiction or (iii) subject itself to general taxation in any such jurisdiction);

(E)   notify each seller of Registrable Units at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company will promptly prepare and file with the SEC a supplement or amendment to such prospectus (or a post-effective amendment to the registration statement) so that, as thereafter delivered to the purchasers of such Registrable Units, such prospectus will not contain any untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

(F)   cause all such Registrable Units to be listed on each national securities exchange, if any, on which similar securities issued by the Company are then listed;

(G)   provide a transfer agent and registrar for all such Registrable Units not later than the effective date of such registration statement;

(H)   enter into such customary agreements (including underwriting agreements in customary form) and take all such other actions as the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Units;

(I)   include "plan of distribution" language approved by the holders of a majority of the Registrable Units or their designated counsel in such registration statement and keep such registration statement continuously effective under the Securities Act during the entire Effectiveness Period;

(J)   notify each seller of such Registrable Units promptly after it shall receive notice or obtain knowledge of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for such purpose and promptly use all reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

(K)   notify each seller of such Registrable Units of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Units for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose;

(L)   with respect to such registration statement, notify each seller of such Registrable Units when the SEC notifies the Company whether there will be a "review" of such registration statement and whenever the SEC comments in writing on such registration statement;

(M)   with respect to such registration statement or any post-effective amendment, when the SEC or any other Governmental Entity requests amendments or supplements to such registration statement or prospectus for additional information;

(N)   at the request of the underwriters in connection with an underwritten offering, furnish on the date or dates provided for in the underwriting agreement: (i) an opinion of counsel, addressed to the underwriters covering such matters as such underwriters may reasonably request, including such matters as are customarily furnished in connection with an underwritten offering (dated such date as such opinions are customarily dated); and (ii) a letter or letters (dated such date such letters are customarily dated) from the independent certified public accountants of the Company addressed to the underwriters covering such matters as such underwriters may reasonably request.

Notwithstanding anything to the contrary contained herein (including Section 11.2(E)), at any time after the applicable registration statement has been declared effective by the SEC, the Company may delay the disclosure of material non-public information concerning the Company the disclosure of which at the time is not, in the good faith belief of the Board, in the best interest of the Company (each, a "*Grace Period*"); provided that the Company shall promptly (i) notify each holder of Registrable Units included in such registration in writing of the existence of material non-public information giving rise to a Grace Period (provided that the Company shall not, in such notice, without the prior written consent of a Unitholder disclose the content of such material non-public information to such Unitholder) and the date on which the Grace Period will begin, (ii) notify each Unitholder in writing of the date on which the Grace Period ends, and (iii) use reasonable best efforts to terminate each Grace Period as promptly as practicable; provided further that such Grace Periods shall not exceed an aggregate of ninety (90) days and any Grace Period shall not exceed thirty (30) consecutive days; provided further that the period for which the Company is required to maintain the effectiveness of any such registration statement shall be extended by the length of any such Grace Period. For purposes of determining the length of a Grace Period above, the Grace Period shall begin on and include the date the holder of Registrable Units receives the notice referred to in clause (i) above and shall end on and include the later of the date such holder receives the notice referred to in clause (ii) above and the date referred to in such notice. Upon expiration of the Grace Period, the Company shall again be bound by Section 11.2(E) with respect to information giving rise thereto unless such material non-public information is no longer applicable.

Each holder of Registrable Units agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 11.2(E) or of the issuance of any stop order by the SEC suspending the effectiveness of the registration statement, such holder will forthwith discontinue disposition of Registrable Units pursuant to the registration statement covering such Registrable Units until such holder receives copies of the supplemented or amended prospectus contemplated by Section 11.2(E) or is advised by the Company of the withdrawal of the stop order, as applicable, and, if so directed by the Company, such holder will deliver to the Company all copies, other than permanent file copies then in such holder's possession, of the prospectus covering such Registrable Units current at the time of receipt of such notice.

11.3 **Indemnification**.

(A) <u>By the Company</u>. The Company agrees to indemnify, to the extent permitted by applicable law, each holder of Registrable Units and each of their respective partners, members, officers and directors and each Person who or which controls any such Person within the meaning of the Securities Act, against all losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys' fees and expenses) arising out of or relating to any untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus (including any free writing prospectus), or any amendment thereof or supplement thereto, or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished to the Company in writing by such holder expressly for use therein.

(B) <u>By the Unitholders</u>. In connection with any registration statement in which a holder of Registrable Units is participating, each such Unitholder severally and not jointly, will indemnify the Company, its Managers and officers and each Person who or which controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys' fees and expenses) arising out of or relating to any untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus (including any free writing prospectus), or any amendment thereof or supplement thereto, or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is caused by or contained in any information furnished to the Company in writing by such Unitholder expressly for use therein; provided that the aggregate indemnification or contribution liability of any Unitholder under this Section 11.3(B) or Section 11.3(E) and to any underwriters under any underwriting or other agreement in connection with any such registration statement shall not exceed the net proceeds from such offering received by such Unitholder.

(C)   Procedure. Any Person entitled to indemnification under this Section 11.3 will (i) give prompt written notice to the indemnifying Person of any claim with respect to which it seeks indemnification, and (ii) unless in the reasonable opinion of counsel to such indemnified Person, which opinion shall be stated in a letter addressed to the indemnifying Person, a conflict of interest between such indemnified Person and indemnifying Person may exist with respect to such claim, permit such indemnifying Person to assume the defense of such claim with counsel reasonably satisfactory to the indemnified Person. If such defense is assumed, the indemnifying Person will not be subject to any liability for any settlement made by the indemnified Person without its consent. An indemnifying Person who or which is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all indemnified Persons with respect to such claim. The payments required by this Section 11.3 will be made periodically during the course of the investigation or defense, as and when bills are received or expenses incurred.

(D)   Survival. This Section 11.3 will remain in full force and effect regardless of any investigation made by or on behalf of any indemnified Person or any officer, director, agent or, controlling Person of such indemnified Person and will survive any transfer of Units pursuant to the terms hereunder.

(E)   Company's Contribution. If for any reason the indemnification provided for in Sections 11.3(A) or 11.3(B) hereof is unavailable to an indemnified Person as contemplated thereby, the indemnifying Person shall contribute to the amount paid or payable by the indemnified Person as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the indemnified Person and the indemnifying Person, but also the relative fault of the indemnified Person and the indemnifying Person, as well as any other relevant equitable considerations. The Members agree that it would not be just and equitable if contribution pursuant to this Section 11.3 were determined by pro rata allocation or by any other method of allocation that does not take account of such equitable considerations and the equitable considerations referred to in Sections 11.3(A) and 11.3(B). No Person guilty of fraudulent misrepresentation shall be entitled to contribution from any Person who or which was not guilty of fraudulent misrepresentation.

11.4   **Other Provisions**.

(A)   Expenses. All expenses incident to the Company's performance of or compliance with this Article XI, including, without limitation (i) all registration and filing fees, fees and expenses of compliance with federal and state securities or blue sky laws, as well as listing Registrable Units on a securities exchange, (ii) all printing expenses, messenger and delivery expenses, (iii) fees and disbursements of counsel for the Company and counsel chosen by a the holders of a majority of the then outstanding Registrable Units, and (iv) fees and disbursements of all independent certified public accountants and other Persons retained by the Company including underwriters (other than discounts and commissions) (all such expenses being herein called "*Registration Expenses*") will be borne by the Company; provided, however, that sellers of Registrable Units shall bear all underwriting commissions and discounts attributable directly to any Registrable Units sold by them. In addition, for all registrations the Company will pay its internal expenses (including, but not limited to, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance obtained by the Company and the expenses and fees for listing the securities to be registered on each national securities exchange.

(B)   Selection of Underwriters. The Company shall have the right to select the underwriter(s) or investment banker(s) to administer any Piggyback Registration; provided, however, that the holders of a majority of the then outstanding Registrable Units shall have the right to select the underwriter for any Demand Registration.

(C)   Compliance with Rule 144. In the event that the Company (i) registers a class of securities under Section 12 of the Exchange Act or (ii) commences to file reports under Section 13 or 15(d) of the Exchange Act, the Company agrees: (a) to make and keep available to the public that information required by Rule 144 under the Securities Act to enable the Unitholders to make sales pursuant to Rule 144; (b) to use its diligent efforts to file with the SEC in a timely manner (giving effect to any extensions of time provided by Rule 12b-25 under the Exchange Act (or successor rule)) all quarterly reports on Form 10-Q and annual reports on Form 10-K under the Exchange Act; and (c) so long as a Unitholder owns any Registrable Units, to furnish to such Unitholder forthwith upon request a written statement by the Company as to its compliance with the filing requirements of the SEC as set forth in Rule 144, as such rule may be amended from time to time.

(D)   Participation in Underwritten Offerings. No Person may participate in any registration hereunder which is underwritten unless each such Person (i) agrees to sell its Units on the basis provided in any underwriting arrangements approved by holders of a majority of the Registrable Units offered in such registration, and (ii) completes and executes all questionnaires, powers-of-attorney, custody agreements, lock-up agreements, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

(E)   Other Registration Rights. The Company represents and warrants that it has not granted any registration rights to any Person other than established by this Agreement. The Company shall not grant to any Person any registration rights unless such rights are not inconsistent with the rights granted or contained herein, so long as any of the registration rights under this Agreement remain in effect.

(F)   Termination of Registration Rights. The "*Effectiveness Period*" shall run continuously from the date the registration statement is declared effective until the earlier of (i) such time as all the Registrable Units have been sold, and (ii) such time as all the Registrable Units may be sold without restriction under Rule 144 (including without the Company needing to comply with the information requirements of Rule 144(k) under the Securities Act.

ARTICLE XII
ADMISSION OF MEMBERS

12.1   **Substituted Members**. In connection with the permitted transfer of a Company Interest of a Unitholder, the transferee shall become a Substituted Member on the effective date of such transfer, which effective date shall not be earlier than the date of compliance with the conditions to such transfer (without the Managers' or any Member's consent unless one of the conditions to such transfer is that the Managers' or any Member's consent is required for the admission of such transferee, in which case such consent must first be obtained), and such admission shall be shown on the books and records of the Company (including, without limitation, Schedule I of this Agreement).

12.2   **Additional Members**. Subject to the restrictions set forth in Sections 6.3 and 10.4, additional Persons may be admitted to the Company as Additional Members and Units or other equity interests in the Company (including other classes or groups of Units having such rights, powers, and duties as may be established by the Managers, including rights, powers and/or duties senior, pari passu or subordinate to existing classes and groups of Units and other equity interests in the Company) as may from time to time be created and issued to those Persons and to existing Unitholders upon the approval of the Managers on such terms and conditions as may be determined by the Managers at the time of admission. The creation of any new class or groups of Units shall be reflected in an amendment to this Agreement (including Schedule I hereto) indicating the different rights, powers and duties of those classes or groups, which amendment, subject only to Sections 6.3 and 10.4, may be adopted by the Managers without approval of the Unitholders. A Person may be admitted to the Company as an Additional Member only upon furnishing to the Managers (A) a letter of acceptance, in form satisfactory to the Managers, of all the terms and conditions of this Agreement, including the power of attorney granted in Section 16.1, and (B) such other documents or instruments as may be necessary or appropriate to effect such Person's admission as a Member. Such admission shall become effective on the date on which the Managers determine in their sole discretion that such conditions have been satisfied, and when any such admission is shown on the books and records of the Company (including, without limitation, Schedule I of this Agreement).

ARTICLE XIII.
WITHDRAWAL AND RESIGNATION OF UNITHOLDERS

13.1   **Withdrawal and Resignation of Unitholders**. No Unitholder shall have the power or right to withdraw or otherwise resign from the Company prior to the dissolution and winding up of the Company pursuant to Article XIV without the prior written consent of the, except as otherwise expressly permitted by this Agreement. Upon a transfer of all of a Unitholder's Units in a Transfer permitted by this Agreement, subject to the provisions of Section 10.3, such Unitholder shall cease to be a Unitholder.

ARTICLE XIV.
DISSOLUTION AND LIQUIDATION

14.1   **Dissolution**. The Company shall not be dissolved by the admission of Additional Members or Substituted Members. The Company shall dissolve, and its affairs shall be wound up, upon:

(A)   the vote of the Managers and a Class A Majority; or

(B)   the entry of a decree of judicial dissolution of the Company under the Act.

Except as otherwise set forth in this Article XIV, the Company is intended to have perpetual existence.

14.2   **Liquidation and Termination**. On dissolution of the Company, the Managers shall act as liquidator or may appoint one or more Members as liquidator. The liquidators shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidators shall continue to operate the Company properties with all of the power and authority of the Managers. The steps to be accomplished by the liquidators are as follows:

(A)   as promptly as possible after dissolution and again after final liquidation, the liquidators shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(B)   the liquidators shall cause the notice described in the Act to be mailed to each known creditor of and claimant against the Company in the manner described thereunder;

(C)   the liquidators shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including, without limitation, all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidators may reasonably determine); and

(D)   all remaining assets of the Company shall be distributed to the holders of Units in accordance with the distribution provisions of Section 4.1(B) by the end of the taxable year of the Company during which the liquidation of the Company occurs (or, if later, ninety (90) days after the date of the liquidation).

(E)   The distribution of cash and/or property to a Unitholder in accordance with the provisions of this Section 14.2 and Section 14.3 constitutes a complete return to the Unitholder of its Capital Contributions and a complete distribution to the Unitholder of its interest in the Company and all the Company's property. To the extent that a Unitholder returns funds to the Company, it has no claim against any other Unitholder for those funds. It is the intent of the Unitholders that the liquidation amounts distributable to the Unitholders pursuant to Section 14.2(D) shall be equal to Unitholders' respective ending Capital Account balances. Therefore, to the extent not inconsistent with the applicable Treasury Regulations under Code § 704, if, upon the dissolution of the Company, any Unitholder's ending Capital Account balance (determined immediately after all items of Profits, Losses, and other items of income, gain, loss and deduction have been tentatively allocated under this Agreement and reflected in the Capital Accounts of the Unitholders as if this Section 14.2 were not in this Agreement) is less than the amount payable to such Unitholder pursuant to Section 14.2(D), then (i) such Unitholder shall be specially allocated items of income or gain (including gross income) for such year (and, if necessary, for the preceding year if the Company has not yet filed its tax return for such preceding year), and (ii) the other Unitholders shall be specially allocated items of loss or deduction for such year (and, if necessary, for the preceding year if the Company has not yet filed its tax return for such preceding year), until each such Unitholder's actual Capital Account balance equals the amount payable to such Unitholder pursuant to Section 14.2(D). The special allocation provision provided by the preceding sentence shall be applied in such a manner so as to cause the difference between each Unitholder's liquidation amount and the balance in its Capital Account (determined after this allocation, but immediately prior to the distributions pursuant to Section 14.2(D)) to be the smallest dollar amount possible.

14.3   **Deferment; Distribution in Kind**. Notwithstanding the provisions of Section 14.2, but subject to the order of priorities set forth therein, if upon dissolution of the Company the liquidators determine that an immediate sale of part or all of the Company's assets would be impossible or would cause undue loss (or would otherwise not be beneficial) to the Unitholders, the liquidators may, in their sole discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy Company liabilities (other than loans to the Company by Unitholders) and reserves. Subject to the order of priorities set forth in Section 14.2, the liquidators may, in their sole discretion, distribute to the Unitholders, in lieu of cash, either (A) all or any portion of such remaining Company assets in-kind in accordance with the provisions of Section 14.2(D), (B) as tenants in common and in accordance with the provisions of Section 14.2(D), undivided interests in all or any portion of such Company assets or (C) a combination of the foregoing. Any such Distributions in kind shall be subject to (i) such conditions relating to the disposition and management of such assets as the liquidators deem reasonable and equitable and (ii) the terms and conditions of any agreements governing such assets (or the operation thereof or the holders thereof) at such time. Any Company assets distributed in kind will first be written up or down to their Fair Market Value, thus creating Profit or Loss (if any), which shall be allocated in accordance with Sections 4.2 and 4.3. The liquidators shall determine the Fair Market Value of any property distributed in accordance with the valuation procedures set forth in Article XV.

14.4   **Articles of Termination.** On completion of the distribution of Company assets as provided herein, the Company is terminated (and the Company shall not be terminated prior to such time), and the Managers (or such other Person or Persons as the Act may require or permit) shall file articles of termination (or the equivalent) with the State of Michigan, cancel any other filings made pursuant to this Agreement that are or should be canceled and take such other actions as may be necessary to terminate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 14.4.

14.5 **Reasonable Time for Winding Up**. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Sections 14.2 and 14.3 in order to minimize any losses otherwise attendant upon such winding up.

14.6 **Return of Capital**. The liquidators shall not be personally liable for the return of Capital Contributions or any portion thereof to the Unitholders (it being understood that any such return shall be made solely from Company assets).

ARTICLE XV.
VALUATION

15.1 **Fair Market Value**. The Fair Market Value of (A) all or any assets of the Company, (B) a Company Interest or (C) any other item for which such determination is required by this Agreement, will be determined the Managers (or, if pursuant to Section 14.3, the liquidators) in their good faith judgment in such manner as it deems reasonable and using all factors, information and data it, in its sole discretion, deems to be pertinent, including the principles described in Section 15.2. If the Managers are unable to determine the Fair Market Value within thirty (30) days, an independent appraiser chosen by the mutual agreement of a Class A Majority and the Company shall calculate such value. The fees and expense of any such independent appraiser shall be paid by the Company.

15.2 **Principles Used by the Managers to Determine Fair Market Value.** In determining "Fair Market Value", the Managers shall use the following principles (A) for a valuation concerning a all or any Company asset, the Managers will base their determination on the amount which the Company would receive in an all cash sale of such asset in an arms-length transaction with an unaffiliated third party consummated on the day immediately preceding the date on which the event occurred which necessitated the determination of the Fair Market Value (and after giving effect to any transfer taxes payable in connection with such sale); and (B) for a valuation of a Company Interest, the Managers will base their determination on the amount which the Company would receive in an all cash sale of all of its assets and businesses as a going concern in an arms-length transaction with an unaffiliated third party consummated on the day immediately preceding the date on which the event occurred which necessitated the determination of the Fair Market Value (assuming that all of the proceeds from such sale were paid directly to the Company other than an amount of such proceeds necessary to pay transfer taxes payable in connection with such sale, which amount will not be received or deemed received by the Company). After the Managers have made a determination of the Fair Market Value of the Company as provided above, the Fair Market Value of a Company Interest will be determined by making a calculation reflecting the cash distributions which would be made to the Unitholders in accordance with this Agreement if the Company were deemed to have received such Fair Market Value in cash and then distributed the same to the Unitholders in accordance with the terms of this Agreement incident to the liquidation of the Company after payment to all of the Company's creditors from such cash receipts and assuming that all Convertible Securities were repaid or converted (whichever yields more cash to the holders of such Convertible Securities). Except as otherwise provided herein or in any agreement, document or instrument contemplated hereby, any amount to be paid under this Agreement by reference to the Fair Market Value shall be paid in full in cash, and any Company Interest being transferred in exchange therefor will be transferred free and clear of all liens and encumbrances.

ARTICLE XVI.
GENERAL PROVISIONS

16.1   **Power of Attorney**.

(A)   Each Unitholder hereby constitutes and appoints the Managers and the liquidators, with full power of substitution, as his, her or its true and lawful agent and attorney-in-fact, with full power and authority in his, her or its name, place and stead, to execute, swear to acknowledge, deliver, file and record in any required public offices:

(i)   all certificates and other instruments (and all amendments thereof) which the Managers deem appropriate or necessary to qualify, or continue the qualification of, the Company as a limited liability company in the State of Michigan and in all other jurisdictions in which the Company may conduct business or own property;

(ii)   all instruments which the Managers deem appropriate or necessary to reflect any duly authorized amendment, change, modification or restatement of this Agreement in accordance with its terms;

(iii)   all conveyances and other instruments or documents which the Managers deem appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including articles of termination (or equivalent); and

(iv)   all instruments relating to the admission, withdrawal or substitution of any Unitholder pursuant to Article X, Article XII or XIII.

(B)   The foregoing power of attorney is irrevocable and coupled with an interest, and shall survive the death, disability, incapacity, dissolution, bankruptcy, insolvency or termination of any Unitholder and the transfer of all or any portion of his, her or its Company Interest and shall extend to such Unitholder's heirs, successors, assigns and personal representatives.

16.2   **Amendments.** Except as otherwise provided in Section 3.6(C) and Section 12.2, any amendment of this Agreement will require the vote of (A) the Managers, and (B) a Class A Majority.

16.3   **Title to Company Assets.** Company assets shall be deemed to be owned by the Company as an entity, and no Unitholder, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof. Legal title to any or all Company assets may be held in the name of the Company or one or more nominees, as the Managers may determine. The Managers hereby declare and warrant that any Company assets for which legal title is held in its name or the name of any nominee shall be held in trust by the Managers or such nominee for the use and benefit of the Company in accordance with the provisions of this Agreement. All Company assets shall be recorded as the property of the Company on its books and records, irrespective of the name in which legal title to such Company assets is held.

16.4   **Addresses and Notices**. Any notice, demand, request or report required or permitted to be given or made to any Person under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class mail, e-mail or by other commercially reasonable means of written communication to the Person at his, her or its address as shown on the Company's books and records. An affidavit or certificate of delivery executed by the Chief Executive Officer of the Company shall be conclusive (but not exclusive) evidence of the date and fact of the delivery of any such notice, demand, request or report. Any notice to the Company shall be deemed given if received by the Chief Executive Officer of the Company at the principal office of the Company.

16.5   **Binding Effect**. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

16.6   **Creditors**. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates, and no creditor who or which makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as a result of making the loan any direct or indirect interest in Company Profits, Losses, Distributions, capital or property other than as a secured creditor.

16.7   **Waiver**. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

16.8   **Counterparts**. This Agreement and any joinders hereto may be executed in separate counterparts and by facsimile, each of which will be an original and all of which together shall constitute one and the same agreement binding on all the parties hereto.

16.9   **Applicable Law.** This Agreement shall be governed by, and construed in accordance with, the laws of the State of Michigan, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Michigan or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Michigan. Any dispute relating hereto shall be heard in the state or federal courts located in Detroit, Michigan, and the parties agree to jurisdiction and venue therein.

16.10   **Severability**. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

16.11   **Further Action**. The parties shall execute and deliver all documents, provide all information and take or refrain from taking such actions as may be necessary or appropriate to achieve the purposes of this Agreement.

16.12   **Offset**. Whenever the Company is to pay any sum to any Unitholder or any Affiliate or related person thereof, any amounts that such Unitholder or such Affiliate or related person owes to the Company may be deducted from that sum before payment.

16.13   **Entire Agreement**. This Agreement, those documents expressly referred to herein and other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof.

16.14   **Remedies**. Each Unitholder shall have all rights and remedies set forth in this Agreement and all rights and remedies which such Person has been granted at any time under any other agreement or contract and all of the rights which such Person has under any law. Any Person having any rights under any provision of this Agreement or any other agreements contemplated hereby shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

16.15 **Descriptive Headings; Interpretation**. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the word "including" in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. Without limiting the generality of the immediately preceding sentence, no amendment or other modification to any agreement, document or instrument that requires the consent of any Person pursuant to the terms of this Agreement or any other agreement will be given effect hereunder unless such Person has consented in writing to such amendment or modification. Wherever required by the context, references to a Fiscal Year shall refer to a portion thereof. The use of the words "or", "either" and "any" shall not be exclusive. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict.

16.16 **Attorneys**. Howard & Howard Attorneys PLLC provides legal services to the Company, the Managers and one or more of the Members, which may result in conflicts of interest for such counsel. Each Member is directed to seek such Member's own legal counsel related to this Agreement and is encouraged to do so. By entering into this Agreement, each Member, the Managers and the Company acknowledge the potential conflicts of interest and consent to this dual representation. Further, each party to this Agreement acknowledges and understands that the law firm of Howard & Howard Attorneys PLLC prepared this Agreement on behalf of and in the course of its representation of the Company and that:

(A) the parties have each been advised by Howard & Howard Attorneys PLLC that a conflict exists among their individual interests;

(B) the parties have each been advised by Howard & Howard Attorneys PLLC to seek the advice of independent counsel;

(C) the parties waive any conflicts in the representation of the various related entities by Howard & Howard Attorneys PLLC and consent to its representation of the Company notwithstanding any potential conflicts; and

(D) the parties have each had the opportunity to seek the advice of independent counsel.

[remainder of page intentionally left blank; signature page to follow]

[signature page to Second Amended and Restated Operating Agreement]

IN WITNESS WHEREOF, this Agreement constitutes the Second Amended and Restated Operating Agreement of the Company as of the Effective Date.

COMPANY:

CARROT PASS LLC,
a Michigan limited liability company

By: ____________________________________
Michael Antaran
Its: Manager

CLASS A MEMBERS:

MARVEL APPS LLC,
a Michigan limited liability company

By: _________________________________
Michael Antaran
Its: Manager

____
Justin Snyder, Individually

____
Anne Snyder, Individually

____
Brady Bambrough, Individually

____
Robert Bambrough, Individually

____
Mike Murray, Individually

CLASS B MEMBERS:

MARVEL APPS LLC,
a Michigan limited liability company

By: _________________________________
Michael Antaran
Its: Manager

MEMBER	CLASS OF UNITS	NUMBER OF UNITS	CAPITAL CONTRIBUTIONS	PERCENTAGE INTEREST	PROFITS PERCENTAGE INTEREST
Marvel Apps LLC	Class A	600,000	[$_____], PLUS INTELLECTUAL PROPERTY ASSETS ASSOCIATED WITH CARROT APPLICATION	60.000%	60.000%
Brady Bambrough	Class A*	75,000	[$_____]	7.500%	7.500%
Robert Bambrough	Class A*	75,000	[$_____]	7.500%	7.500%
Justin Snyder	Class A*	75,000	[$_____]	7.500%	7.500%
Anne Snyder	Class A*	75,000	[$_____]	7.500%	7.500%
Mike Murray	Class A*	30,000	[$_____]	3.000%	3.000%
	TOTAL CLASS A UNITS	**930,000**	**[$_____],** PLUS INTELLECTUAL PROPERTY ASSETS ASSOCIATED WITH CARROT APPLICATION	**93.000%**	**93.000%**
Marvel Apps LLC	Class B	70,000	$8,650.00	7.000%	7.000%
	TOTAL CLASS B UNITS	**70,000**	**$8,650.00**	**7.000%**	**7.000%**
	TOTAL ALL UNITS	**1,000,000**	**[$_____],** PLUS INTELLECTUAL PROPERTY ASSETS ASSOCIATED WITH CARROT APPLICATION	**100.000%**	**100.000%**

*Converted from Class B Units.